Exhibit 4

Itemized list of estimated expenses incurred or borne by or for the account of the
Republic in connection with the sale of the 5.875% Note due 2008

The following are the estimated expenses of the issuance and distribution of the securities being registered, all of which will be paid by, or on behalf of, the Registrar.

Registration fee		0
Fiscal and Paying Agent fees and expenses		45,000
Listing fees		7,500
Printing Expenses		32,300

Total	US$	84,800